EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of Catasys, Inc. on Form S-3 (Nos. 333-121634, 333-123772, 333-128544, 333-128931, 333-140114, 333-140593, 333-140594, 333-145906, 333-147188, 333-153053, and 333-158407) and Form S-8 (Nos. 333-123773, 333-136446, 333-149766, 333-153054, 333-173662, 333-222276, and 333-229717) of our report dated March 22, 2019, on our audit of the consolidated financial statements as of December 31, 2018 and for the year then ended, which report is included in this Annual Report on Form 10-K to be filed on or about March 22, 2019.  Our report includes an explanatory paragraph about the adoption of Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers”.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

March 22, 2019